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SEC FILE NUMBER
8-70008

SEC Mail Processing

APR 12 2022

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 MM/DD/YY AND ENDING 12/31/2021 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Porter White Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

15 Richard Arrington Jr. Blvd North, Suite 400

(No. and Street)

Birmingham	Alabama	35203
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kathryn Lavender	205-252-3681	kathryn@pwco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mauldin & Jenkins, LLC

(Name – if individual, state last, first, and middle name)

2000 Southbridge Parkway, Suite 501	Birmingham	Alabama	35209
(Address)	(City)	(State)	(Zip Code)

10/14/2003	669
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RM-S

PORTER WHITE CAPITAL, LLC

FINANCIAL REPORT

DECEMBER 31, 2021

PORTER WHITE CAPITAL, LLC

FINANCIAL REPORT
DECEMBER 31, 2021

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS	
Statements of financial position	3
Statements of income	4
Statements of changes in members' equity	5
Statements of cash flows	6
Notes to financial statements	7-9
SUPPLEMENTAL INFORMATION	
Schedule I – Computation of net capital and aggregate indebtedness under Rule 15c3-1 of the Securities and Exchange Commission	10
Management's Exemption Report	
Report of Independent Registered Public Accounting Firm on Exemption Report	

MAULDIN & JENKINS
CPAs & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Porter White Capital, LLC
Birmingham, Alabama

Opinion on the Financial Statements

We have audited the accompanying statement of financial position of Porter White Capital, LLC (the Company) as of December 31, 2021 and 2020, the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audits provide a reasonable basis for our opinion.

Mauldin & Jenkins, LLC

We have served as the Company's auditor since 2018.

Birmingham, Alabama
February 15, 2022

2000 SOUTHBRIDGE PARKWAY, SUITE 501 • BIRMINGHAM, AL 35209 • 205-445-2880 • 888-277-0020 • FAX 205-445-2940 • www.mjcpa.com
Members of The American Institute of Certified Public Accountants

PORTER WHITE CAPITAL, LLC

STATEMENTS OF FINANCIAL POSITION
DECEMBER 31, 2021 AND 2020

Assets	2021		2020	
Cash	$	114,584	$	114,218
Other assets		2,034		2,086
Total assets	**$**	**116,618**	**$**	**116,304**
Liabilities and Members' Equity				
Members' equity:				
Members' capital	$	68,000	$	68,000
Accumulated surplus		48,618		48,304
Total members' equity		**116,618**		**116,304**
Total liabilities and members' equity	**$**	**116,618**	**$**	**116,304**

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Porter White Capital, LLC (PWC) is a limited broker dealer as set forth in its Form BD and, as such, engages in a limited range of activities. These activities can include advising companies on merger and acquisition transactions; and acting as placement agents for sales of unregistered securities. PWC is registered with the SEC as a broker-dealer and is a wholly owned subsidiary of Porter White Companies, Inc. (PW Companies).

The Certificate of Formation for PWC was filed on June 21, 2017, and the FINRA Membership Agreement was signed on December 29, 2017.

Basis of Presentation and Accounting Estimates

The financial statements of PWC are prepared under the accrual method of accounting.

In preparing the financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results from investment banking activities could differ from those estimates.

Non-Covered Firm

As a Non-Covered Firm, PWC does not claim an exemption from SEA Rule 15c3.-3, in reliance on footnote 74 to SEC Release 34-70073. PWC represents that during the reporting period it did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers other than money or other consideration received (Rule 15c2-4 (a) or (b)(2); did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3). PWC's permitted business activities were private placements of securities and merger and acquisitions advisory services.

Cash and Cash Equivalents

For purposes of reporting cash flows, PWC considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2021 and 2020, there were no cash equivalents.

Receivables, Net

PWC uses the allowance method of accounting for uncollected receivables whereby allowances are established at the time receivables are estimated to be uncollectible. Management analyzes delinquent receivables and, once these receivables are determined to be uncollectible, they are written off through a charge against the existing allowance or against earnings. Receivables and the related allowance for doubtful accounts amounted to $0 at December 31, 2021 and 2020, respectively.

NOTES TO FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition, ASC-606 Disclosure

The revenue recognition guidelines in ASC-606 have been adopted by PWC. Revenue from contracts with customers is recognized when, or as, PWC satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer.

Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the customer obtains control over the promised good or service.

Financial Advisory. When PWC enters into an engagement with a client for financial advisory services, it may undertake to provide a fairness opinion. In this case, PWC is paid a fee upon signing the engagement letter and another fee when the fairness opinion is delivered and a definitive agreement relating to a transaction is signed. The initial fee or retainer is considered a customer deposit (liability) and is recognized as earned (income) when the fairness opinion is delivered. The fee for a fairness opinion is considered earned and is recognized when a definitive agreement relating to a transaction is signed and the fairness opinion delivered.

Investment Banking:

Private Placement Services. PWC provides clients with placement agent services for unregistered securities. PWC is paid a transaction fee based upon an agreed upon formula in the engagement letter upon the closing of the transaction. No private placement activities were undertaken for the years ended December 31, 2021 and 2020.

Merger and Acquisition Services. Advisory fees from mergers and acquisition engagements are recognized at a point in time when the related transaction is completed, as the performance obligation is to successfully broker a specific transaction.

Income Taxes

PWC, is a single member limited liability company (LLC), is a disregarded entity for tax purposes, and has elected not to be treated as a corporation. The activities of PWC will be accrued to member's individual tax returns on a consolidated basis at Porter White Companies, Inc., the Parent company.

Subsequent Events

PWC has evaluated all transactions, events, and circumstances for consideration or disclosure through February 15, 2022, the date these financial statements were available to be issued and has reflected or disclosed those items within the financial statements and related footnotes as deemed appropriate.

NOTE 2. CONCENTRATION OF CREDIT RISK

PWC maintains its cash balances at high credit quality financial institutions. At various times throughout the years ended December 31, 2021 and 2020, PWC may have cash on deposit with the financial institutions in excess of federal depository insurance limits. PWC has not experienced and does not anticipate any credit losses on these deposits.